

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Tuvia Barlev
Chief Executive Officer
Actelis Networks, Inc.
47800 Westinghouse Drive
Fremont, CA 94539

> **Re: Actelis Networks, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 5, 2022**
> **File No. 333-264321**

Dear Mr. Barlev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2022 letter.

Amendment No. 2 to Form S-1

General

1. In light of the fact that your authorized share capital consists of both voting and non-voting common stock, please revise your prospectus cover and summary to clarify that you are offering 3,000,000 shares of voting common stock. Consider adding an explanatory note indicating whether the term "common stock" includes both classes as used throughout the prospectus. Provide additional clarification where ambiguity exists, such as with respect to the parenthetical information within the capitalization table.

2. We note that disclosure on pages 32 and 87 that states, "The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the

Securities Act." Please revise Article XIII of Exhibit 3.5 to include this provision. Additionally revise your exclusive forum disclosure on page 86 for consistency.

Description of Securities
Authorized Capital Stock, page 84

3.   Please revise the first sentence to clearly state that your amended certificate of incorporation authorizes you to issue up to an aggregate of 42,803,774 shares, consisting of 30,000,000 shares of voting common stock, 2,803,744 shares of non-voting common stock, and 10,000,000 shares of preferred stock.

Financial Statements
Note 19--Events Subsequent to Original Issuance of Financial Statements (unaudited), page F-32

4.   Please modify Item 3 for consistency with your amended certificate of incorporation. Clarify that your aggregate authorized share capital consists of 42,802,774 shares, and modify Item 3.a to refer to 30,000,000 shares of voting common stock. Consider defining the term "common stock" as used throughout the financial statements for clarity.

You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eyal Peled